Via Facsimile and US Mail

(703-813-6968)

MAIL STOP 4631

Ms. Tricia Armelin

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631	August 4, 2009

Re:	Sauer-Danfoss Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 24, 2009
File No. 1-14097

Dear Ms. Armelin:

We have reviewed John Hartz’s letter of July 23, 2009 and its comments on the Form 10-K filed by Sauer-Danfoss Inc. (the “Company”) for the fiscal year ended December 31, 2008.  This letter responds to comments 2, 3, 4, 5, 6, and 9.  We will respond to the other items by August 28.

In connection with our responses, we acknowledge as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have set forth the text of your comments prior to our responses below.

Sauer-Danfoss Inc.
2800 East 13th Street
Ames, IA 50010
USA

Telephone: (515) 239-6000
Telefax: (515) 239-6574

Homepage
www.sauer-danfoss.com

SEC Comment:

Disclosure Controls and Procedures, page 36

2.                                      We note your disclosure of the effectiveness of the design and operation of your disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  The definition of disclosure controls and procedures is in Exchange Act Rule 13a-15.  Please confirm to us that your disclosure and controls were effective pursuant to Exchange Act Rule 13a-15.  In future filings, please refer to Exchange Act Rule 13a-15.

Response:

We confirm that our disclosure controls and procedures were effective, as of December 31, 2008, pursuant to Exchange Act Rule 13a-15.  Future filings will refer to Exchange Act Rule 13a-15.

SEC Comment:

Exhibit Index

3.                                      We note disclosure of a Stockholders Agreement dated July 11, 2008, and a Share Purchase Agreement by and between Danfoss A/S and Sauer Holding on pages II-3 and II-4 of your definitive proxy statement on Schedule 14A.  Please tell us why you have excluded these documents from the exhibit index, as they appear to be material.

Response:

As discussed on pages II-4 and II-5 of the Company’s definitive proxy statements for its 2008 and 2009 annual meetings, the agreements you refer to were entered into between Danfoss A/S and Sauer Holding GmbH, the principal stockholders of the Company.  Item 601(b)(10)(i) of Regulation S-K requires disclosure of only those contracts “as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.”  We omitted the Stockholders Agreement and the Share Purchase Agreement from the exhibit index in our 2009 Form 10-K because neither the Company nor any of its subsidiaries is a party to either agreement.  The agreements are publicly available as exhibits to Schedules 13D filed by the parties to the agreements.

SEC Comment:

Certifications, Exhibits 31.1 and 31.2

4.                                       Please note that the certifications must be in the exact form required by Item 601(b)(31) of Regulation S-K.  In future filings, please ensure that the certifications filed with your annual reports on Form 10-K and quarterly reports on Form 10-Q are in the proper form.  In this regard, we note the following changes for your certifications:

in paragraph 2, delete “annual”;

in paragraph 4 add “)” after “15d-15(f)” and delete “we” before “have”;

in paragraph 4(d) add after “registrant’s”, “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” and delete “fourth fiscal quarter”; and

in paragraph 5 add after “evaluation”, “of internal control over financial reporting” and add after “directors”, “(or persons performing the equivalent functions)”.

Response:

We will ensure that these changes are reflected in our Form 10-Q for the fiscal quarter ended June 30, 2009 and in subsequent Forms 10-Q and 10-K.

SEC Comment:

Form 10-Q for the quarterly period ended March 31, 2009

Liquidity and Capital Resources, page 20

5.                                      Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of any significant covenants within your debt agreements.  In addition, if you believe that it is reasonably likely that you will not meet any significant debt covenant, please revise future filings to also present, for your most significant covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date.  Such presentation will allow an investor to easily understand your current status in meeting your financial covenants.  Your disclosures about this should be straightforward, comprehensive and timely.  Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them.  We also remind you about the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement.

Response:

Our credit agreement with Danfoss A/S does not contain any financial covenants.  We will note this fact in our future disclosures about liquidity and capital resources.

SEC Comment:

Disclosure Controls and Procedures, page 22

6.                                      We note the description of the definition of disclosure controls and procedures.  This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  As described, however, this description does not fully conform to the definition set forth in those rules.  In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Please revise accordingly and show us in your supplemental response what the revisions will look like.

Response:

We have no objection to using language more closely aligned to the definition of disclosure controls and procedures from Rules 13a-15(e) and 15d-15(e); accordingly, we propose the following (as it will appear in our Form 10-Q for the fiscal quarter ended June 30, 2009):

As required by Rule 13a-15(b) and 15d-15(b) under the Securities Exchange Act of 1934 (Exchange Act), the Company’s management carried out an evaluation, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2009. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2009, the Company’s disclosure controls and procedures were effective to ensure that (a) information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (b) such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

SEC Comment:

9.                                      We note your statement on page II-17 that you are not disclosing your Annual Incentive Award EBIT margin targets and their basis for computation because they involve confidential financial information and could result in you suffering competitive harm if disclosed.  For future filings, please note that if a performance target is material to an understanding of your compensation policies and decisions for your named executive officers, when, for example, you have paid incentive compensation, we believe that target should be disclosed.  The only basis for withholding the disclosure of such a target is contained in Instruction 4 to Item 402(b) of Regulation S-K.  Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

Response:

In preparing the Compensation Discussion & Analysis, we considered Instruction 4 to Item 402(b) of Regulation S-K.  We believe that full disclosure of the 2008 performance targets would have enabled competitors to extract information regarding the profitability of certain key segments of our business and to use the information to our detriment.

For future filings, we will continue to consider the guidance of Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations with respect to this matter.

As noted above, the Company intends to respond to comments 1, 7, 8, and 10 no later than August 28, 2009.  Please contact the undersigned at (515) 239-6364 if you have questions about the foregoing responses.

Respectfully submitted,

/s/ Kenneth D. McCuskey

Kenneth D. McCuskey
Vice President and Chief Accounting Officer
Sauer-Danfoss Inc.